

August 24, 2015

J. Michael Redmond
President and Chief Executive Officer
Parallax Health Sciences, Inc.
1327 Ocean Avenue, Suite B
Santa Monica, CA 90401

   Re: Parallax Health Sciences, Inc.
      Form 8-K
      Filed August 19, 2015
      File No. 000-52534

Dear Mr. Redmond:

   This letter is to advise you that a preliminary review of the above-referenced current report on Form 8-K, as amended, indicates that it may fail to comply with the applicable requirements of the form because it does not contain all of the information required by Item 2.01(f) of Form 8-K and the information required by Item 9.01 of Form 8-K. In this regard, we note that immediately before the transaction reported in the current report you may have been a shell company, as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended. If you were a shell, then you were required to provide in the current report filed within four business days of the acquisition the information that would be required if you were filing a general form for registration of securities on Form 10 under the Exchange Act reflecting all classes of your securities subject to the reporting requirement of Section 13 or Section 15(d) of the Exchange Act upon consummation of the transaction. Please refer to Section II.D.3 of the Securities and Exchange Commission Release No. 33-8587 and Sections 2.01(f) and Section 9.01 of Form 8-K. Please promptly amend the current report to correct the deficiencies noted above and to add the information required by any other applicable items of Form 8-K. Alternatively, explain to us in your response letter how you concluded you are not a shell company, and in particular, how you concluded that your operations are more than "nominal."

   Please contact Gabriel Eckstein, Attorney-Advisor, at (202) 551-3286 or me at (202) 551-3483 with any questions.

            Sincerely,

            /s/ Barbara C. Jacobs for

            Katherine Wray
            Attorney-adviser
            Office of Information Technologies
            and Services